UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)1*

PIXELWORKS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

72581M305

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court, Suite 230

Dallas, Texas 75201

(214) 756-6016

With a copy to:

Taylor H. Wilson

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
[1]	This filing constitutes Amendment No 2. for Bradley Shisler, and Amendment No. 5 for all other persons making this filing.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72581M305

1.	Names of Reporting Persons Becker Drapkin Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,294
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,294
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,294
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 72581M305

1.	Names of Reporting Persons Becker Drapkin Partners (QP), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,501,538
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,501,538
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,538
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 72581M305

1.	Names of Reporting Persons Becker Drapkin Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 222,222
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 222,222
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,222
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 72581M305

1.	Names of Reporting Persons BD Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 776,534
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 776,534
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 776,534
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 72581M305

1.	Names of Reporting Persons BC Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,294
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,294
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,294
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 72581M305

1.	Names of Reporting Persons Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,725[12]
	8.	Shared Voting Power 2,500,294
	9.	Sole Dispositive Power 18,725[1]
	10.	Shared Dispositive Power 2,500,294
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,527,019[12]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 4,792 shares of common stock of the issuer that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D pursuant to stock options to acquire shares of common stock of the issuer.
[2]	Includes 8,000 unvested shares of restricted stock of the issuer, which are subject to forfeiture and restrictions and vest on May 9, 2014.

CUSIP No. 72581M305

1.	Names of Reporting Persons Matthew A. Drapkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,294
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,294
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,294
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 72581M305

1.	Names of Reporting Persons Bradley Shisler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,353[12]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,353[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,353[12]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 4,792 shares of common stock of the issuer that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D pursuant to stock options to acquire shares of common stock of the issuer.
[2]	Includes 8,000 unvested shares of restricted stock of the issuer, which are subject to forfeiture and restrictions and vest on May 9, 2014.

This Amendment No. 5 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the Common Stock, $0.001 par value (the “Common Stock”), of Pixelworks, Inc., an Oregon corporation (the “Issuer”) previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on December 15, 2011, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on December 29, 2011, Amendment No. 2 to the Schedule 13D filed on January 9, 2012, Amendment No. 3 to the Schedule 13D filed on February 10, 2012 and Amendment No. 4 to the Schedule 13D filed on August 9, 2012 (as amended, the “Schedule 13D”). This Amendment reflects changes to beneficial ownership as a result of the acquisition and disposition of shares of Common Stock by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The BD Parties expended an aggregate of approximately $5,454,079.08 (including commissions) to acquire 2,500,294 shares of Common Stock of the Issuer in various open market transactions. Funds used to acquire shares of Common Stock of the Issuer have come from general working capital of the Becker Drapkin Funds.

Mr. Shisler expended an aggregate of $11,950 (excluding commissions) to purchase 5,000 shares of Common Stock of the Issuer. Funds used to acquire shares of Common Stock of the Issuer have come from the personal funds of Mr. Shisler.”

Item 4. Purpose of the Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

Due to the appreciation of the Issuer’s stock price since the shares of Common Stock were initially acquired by the Reporting Persons, the size of the Reporting Persons’ investment in the shares of Common Stock as a percentage of their portfolio has exceeded the Reporting Persons’ optimal position size. Accordingly, the Reporting Persons have adjusted the size of their position in the shares of Common Stock. Messrs. Becker and Shisler continue to serve as directors of the Issuer and the Reporting Persons continue to own more than 10% of the outstanding shares of Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The Becker Drapkin Funds, Mr. Becker and Mr. Shisler are the record and direct beneficial owners of the securities covered by this Schedule 13D.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Becker Drapkin QP (the “Becker Drapkin QP Shares”). Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares and the BD Partners IV Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Becker Drapkin, L.P. (the “Becker Drapkin, L.P. Shares”). Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares and the BD Partners IV Shares.

BD Partners IV has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by BD Partners IV (the “BD Partners IV Shares”, and together with the Becker Drapkin QP Shares and the Becker Drapkin, L.P. Shares, the “Becker Drapkin Funds Shares”). BD Partners IV disclaims beneficial ownership of the Becker Drapkin, L.P. Shares and the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the disposition of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

Mr. Becker owns (i) 21,933 shares of Common Stock (including 8,000 unvested shares of restricted stock of the Issuer, which are subject to forfeiture and restrictions and vest on May 9, 2014) (the “Becker Shares”) and (ii) 4,792 options to purchase Common Stock (the “Options”) and, in each case, which were granted to him pursuant to the 2006 Plan. Each of the Reporting Persons (other than Mr. Becker) disclaims beneficial ownership over the Becker Shares and the Options.

Mr. Shisler owns (i) 26,562 (including 8,000 unvested shares of restricted stock of the Issuer, which are subject to forfeiture and restrictions and vest on May 9, 2014) shares of Common Stock and (ii) 4,792 options to purchase Common Stock, and, in each case, which were granted to him pursuant to the 2006 Plan. On February 8, 2012, the Standstill Agreement was entered into by the Reporting Persons. As a result of the Standstill Agreement, the BD Parties and Mr. Shisler may be deemed to be a “group” pursuant to Rule 13d–5(b)(1) promulgated under the Securities Exchange Act of 1934. The BD Parties each disclaim beneficial ownership of any shares of Common Stock owned by Mr. Shisler, and Mr. Shisler disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
11/18/2013	BD Partners IV		56,858	$4.5110	(1)	Open Market Transaction
11/18/2013	Becker Drapkin QP		109,943	$4.5110	(1)	Open Market Transaction
11/18/2013	Becker Drapkin L.P.		16,271	$4.5110	(1)	Open Market Transaction
11/19/2013	BD Partners IV		16,498	$4.2953	(1)	Open Market Transaction
11/19/2013	Becker Drapkin QP		31,900	$4.2953	(1)	Open Market Transaction
11/19/2013	Becker Drapkin L.P.		4,721	$4.2953	(1)	Open Market Transaction
11/19/2013	BD Partners IV		2,867	$4.3385	(2)	Open Market Transaction
11/19/2013	Becker Drapkin QP		5,544	$4.3385	(2)	Open Market Transaction
11/19/2013	Becker Drapkin L.P.		820	$4.3385	(2)	Open Market Transaction
11/19/2013	BD Partners IV		5,875	$4.2713	(3)	Open Market Transaction
11/19/2013	Becker Drapkin QP		11,359	$4.2713	(3)	Open Market Transaction
11/19/2013	Becker Drapkin L.P.		1,681	$4.2713	(3)	Open Market Transaction
11/20/2013	BD Partners IV		18,914	$4.2372	(1)	Open Market Transaction
11/20/2013	Becker Drapkin QP		36,573	$4.2372	(1)	Open Market Transaction
11/20/2013	Becker Drapkin L.P.		5,413	$4.2372	(1)	Open Market Transaction

(1)	Excluding commissions of $0.04 per share.
(2)	Excluding commissions of $0.025 per share.
(3)	Excluding commissions of $0.01 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On April 15, 2013, as directors of the Issuer, each of Mr. Becker and Mr. Shisler received from the Issuer 3,479 and 3,261, respectively, vested shares of restricted stock pursuant to the 2006 Plan.

On May 9, 2013, as directors of the Issuer, each of Mr. Becker and Mr. Shisler received from the Issuer 8,000 restricted stock units which are contingent rights to receive shares of Common Stock. Such restricted stock units were awarded under the 2006 Plan and will vest on the first to occur of (i) the day before the next annual meeting of the Issuer’s shareholders that follows the grant date, or (ii) the first anniversary of the grant date and are payable in shares of Common Stock.

On July 12, 2013, as directors of the Issuer, each of Mr. Becker and Mr. Shisler received from the Issuer 2,454 and 2,301, respectively, vested shares of restricted stock pursuant to the 2006 Plan.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated November 20, 2013, signed by Steven R. Becker (filed herewith)

24.2	Power of Attorney, dated November 20, 2013, signed by Matthew A. Drapkin (filed herewith)

99.1	Joint Filing Agreement, dated November 20, 2013 (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on August 9, 2012 by the Reporting Persons with the SEC)

99.2	Agreement, dated February 8, 2012, by and among Pixelworks, Inc.; Steven R. Becker; Matthew A. Drapkin; BC Advisors, LLC; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners IV, L.P. and Bradley Shisler (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on February 10, 2012 by the Reporting Persons with the SEC)

99.3

Amendment No. 1 to Agreement, dated August 9, 2012, by and among Pixelworks, Inc.; Steven R. Becker; Matthew A. Drapkin, BC Advisors, LLC; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P.; BD Partners IV, L.P.; and Bradley Shisler.

(incorporated by reference to Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on August 9, 2012 by the Reporting Persons with the SEC)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2013	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BD PARTNERS IV, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

STEVEN R. BECKER

/s/ Ashley Sekimoto
Name: Ashley Sekimoto
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

/s/ Ashley Sekimoto
Name: Ashley Sekimoto
Title: Attorney-in-Fact

BRADLEY SHISLER

/s/ Bradley Shisler

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated November 20, 2013, signed by Steven R. Becker (filed herewith)

24.2	Power of Attorney, dated November 20, 2013, signed by Matthew A. Drapkin (filed herewith)

99.1	Joint Filing Agreement, dated November 20, 2013 (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on August 9, 2012 by the Reporting Persons with the SEC)

99.2	Agreement, dated February 8, 2012, by and among Pixelworks, Inc.; Steven R. Becker; Matthew A. Drapkin; BC Advisors, LLC; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners IV, L.P. and Bradley Shisler (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on February 10, 2012 by the Reporting Persons with the SEC)

99.3

Amendment No. 1 to Agreement, dated August 9, 2012, by and among Pixelworks, Inc.; Steven R. Becker; Matthew A. Drapkin, BC Advisors, LLC; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P.; BD Partners IV, L.P.; and Bradley Shisler.

(incorporated by reference to Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on August 9, 2012 by the Reporting Persons with the SEC)